FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

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Yes	☐	No	☒

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander-Chile Announces Expected Pricing of its Public Secondary Offering of Shares of Common Stock and ADSs After Market Close in Santiago on December 6, 2011 and Related Temporary Halt of  Trading of its ADSs on the NYSE at 3:00 PM EST on December 6, 2011

           New York, December 5, 2011 – Banco Santander-Chile (NYSE: SAN) announced today that it expects its previously announced SEC-registered underwritten public secondary offering of 14,741,593,828 shares of its common stock, including in the form of American Depositary Shares, or ADSs, to be priced after the market close in Santiago, Chile on Tuesday, December 6, 2011.  In connection with the pricing, the New York Stock Exchange has informed Santander Chile that it will temporarily halt trading of Santander Chile ADSs on December 6, 2011 at 3:00 PM EST, when the Santiago Stock Exchange closes, and reopen trading at 9:30 AM  EST the following morning, December 7, 2011.  The Santiago Stock Exchange has informed Santander Chile that it will delay the opening of trading of Santander Chile’s common stock in Santiago until 11:30 am Santiago time (9:30 AM EST) when trading of the ADSs on the New York Stock Exchange begins.

           The offering will be priced by means of the sale of the shares by the selling shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as subasta de libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange.  The price and allocations resulting from the auction are expected to be announced before trading of Santander Chile shares and ADSs commences in Santiago and New York on December 7, 2011.

About Banco Santander-Chile

Banco Santander-Chile is the largest bank in Chile in terms of total assets, total deposits and shareholders’ equity. As of September 30, 2011, it had total assets of Ch$ 25,655,815 million (US$ 49,371 million), loans net of allowances for loans losses of Ch$ 17,283,814 million (US$ 33,260 million), total deposits of Ch$ 13,892,003 million (US$ 26,733 million) and shareholders’ equity of Ch$ 2,020,737 million (US$ 3,889 million). As of September 30, 2011, it employed 11,706 people (on a consolidated basis) and had the largest private branch network in Chile with 494 branches. It is headquartered in Santiago, and it operates in every region in Chile.

Investor Relations Contact

Robert Moreno
Address: Bandera 140, Santiago, Chile
Tel.: (562)3208284
Email: rmorenoh@santander.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Juan Pedro Santa María
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: December 5, 2011